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                               [CSI Letterhead]


October 5, 1998

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attn: Ms. Marva Simpson

      Re:  Registration Statement
           File No. 333-47045
           Public Offering of Common Stock of
           Communications Systems International, Inc.

Ladies and Gentlemen:

      The undersigned, being the Chairman of the Board of Communications Systems International, Inc. (the "Company"), respectfully requests that the Registration Statement on Form SB-2, originally filed on February 27, 1998 (File No. 333-47045), together with all amendments (such amendments being on Form S-1) be withdrawn. We also respectfully request that the Registration Statement on Form 8-A, originally filed on July 21, 1998 (File No. 000-24655), be withdrawn. The Company requests these withdrawals due to adverse market conditions.

      The Company requests that it receive the Order of Withdrawal as soon as practicable after issuance by the Commission and that a copy of the Order by forwarded to Jeffrey A. Sherman, Esq., Otten, Johnson, Robinson, Neff & Ragonetti, P.C., 950 Seventeenth Street, 16th Floor, Denver, Colorado 80202.

                                Respectfully submitted,

                                COMMUNICATIONS SYSTEMS INTERNATIONAL, INC.

                                By:  /s/ Robert A. Spade
                                Robert A. Spade, Chairman

cc:  Jeffrey A. Sherman, Esq.
     Robert Walter, Esq.